Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2013	2012	2011	2010	2009
	(Dollars in Thousands)
Earnings:
1. Income before income taxes	$27,409	$25,184	$21,337	$7,226	$4,717
2. Plus: interest expense	11,082	11,776	12,177	14,785	22,645
3. Earnings including interest on deposits	38,491	36,960	33,514	22,011	27,362
4. Less: interest on deposits	5,219	5,408	5,520	6,006	12,308
5. Earnings excluding interest on deposits	$33,272	$31,552	$27,994	$16,005	$15,054
Fixed Charges:
6. Interest expense (Line 2)	$11,082	$11,776	$12,177	$14,785	$22,645
7. Less: interest expense on deposits (Line 4)	5,219	5,408	5,520	6,006	12,308
8. Excluding interest on deposits	$5,863	$6,368	$6,657	$8,779	$10,337
Ratio of Earnings to Fixed Charges:
Including interest on deposits (line 3 divided by Line 6)	3.47	3.14	2.75	1.49	1.21
Excluding interest on deposits (line 5 divided by Line 8)	5.67	4.95	4.21	1.82	1.46